SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of termination of Registration under Section 12(g)

of Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Section 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-11714

CITIZENS CORPORATION

(Exact name of registrant as specified in its charter)

440 Lincoln Street, Worcester, MA 01653    (508) 855-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

None

(titles of all other classes of securities for which a duty to filed reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate to appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(i)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Citizens Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CITIZENS CORPORATION

DATE: December 14, 1998	By:	/s/ Edward J. Parry III
Name: Edward J. Parry III Title: Vice President, Treasurer and Chief Financial Officer